Mail Stop 3561

June 23, 2009

Kenneth Lamé
Chairman of the Board and Acting Chief Executive Officer
HC Innovations, Inc.
10 Progress Drive
Suite 200
Shelton, CT 06484

> **Re: HC Innovations, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed June 11, 2009**
> **Form 10-Q/A for Fiscal Quarter Ended March 31, 2009**
> **Filed June 11, 2009**
> **File No. 000-52197**

Dear Mr. Lamé:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Item 9A – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

1.   We note that you have identified a material weakness related to the accounting for
        stock-based compensation. However, it does not appear that your disclosure
        includes a description of the related control deficiency. Please revise to provide a
        brief description of the underlying control deficiency that led management to
        conclude that there was a material weakness.

Remediation Plans, page 49

2.   It appears that you have implemented a series of improvements to your internal
        control over financial reporting. However, the only specific material weakness
        identified in your evaluation relates to controls surrounding your accounting for
        stock-based compensation. Please tell us whether the various improvements to
        your internal control over financial reporting were enacted in response to other
        material weaknesses. If other material weaknesses were identified at December
        31, 2008, please revise to provide disclosure in accordance with Item 308T(a)(3)
        of Regulation S-K. If other material weaknesses were not identified, please tell
        us what prompted these improvements in your internal control over financial
        reporting.

Item 10. Directors, Executive Officers and Corporate Governance

3.   We note your response to comment one in our letter dated May 20, 2009, and
        your disclosure on page 52. Please revise your filing to comply with Items 406(c)
        and (d) of Regulation S-K.

Part IV

Item 15. Exhibits, Financial Statement Schedules

4.   Please file the agreements identified in prior comment nine in expurgated form
        within the time period set forth below. Also, within that time frame, please file
        the confidential treatment request which you plan to file.

5.   We note that the schedules and exhibits are omitted from Exhibit 10.18, that
        certain schedules are omitted from Exhibit 10.19, and that the exhibits are omitted
        from Exhibit 10.20. Please file a complete copy of each exhibit.

Other Matter

6.   We note your response to comment 14 in our letter dated May 20, 2009. Please file a complete copy of the $510,000 Line of Credit Agreement.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Liquidity and Capital Resources, page 22

7.   We note the expanded disclosure to your filing in response to our prior comment 15. However, your revised disclosure does not provide sufficient detail regarding management's plans to ensure that you meet your liquidity needs and to improve your working capital position. Please revise to provide specific disclosure regarding management's plans to fund your operations for the next twelve months, including a discussion of the implications of not meeting your funding goals. Your revised analysis should also provide an explanation for the significant change in accounts receivable, deferred revenue, accounts payable and accrued expenses and other factors that had a significant impact on your cash flow position.

Controls and Procedures, page 26

8.   We note that you have provided the conclusion reached by "the Company" regarding the effectiveness of your disclosure controls and procedures. In accordance with Item 307 of Regulation S-K, please revise to disclose the conclusion reached by management.

Changes in Internal Controls, page 26

9.   We note the revisions to your filing in response to our prior comment 17. However, it appears that your revised disclosure provides information regarding changes in internal control over financial reporting that occurred during your prior fiscal year. Please revise to disclose material changes in internal control over financial reporting that occurred during the quarterly period ended March 31, 2009. Refer to Item 308T(b) of Regulation S-K.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ethan Horowitz at (202) 551-3311 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director